# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Steel Connect, Inc., CIK 0000914712
CUSIP: 858098205
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 590 MADISON AVENUE, 32ND FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 01/02/2025
Filed by CIK 0001452857
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- HANDY & HARMAN LTD. (CIK 0000106618): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WHX CS LLC (CIK 0001342942): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: 1
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 28,058,690; sole dispositive power 0; shared dispositive power 28,058,690; aggregate amount beneficially owned 28,058,690 (100% of the class)
- WF Asset Corp. (CIK 0001960672): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 28,058,690; sole dispositive power 0; shared dispositive power 28,058,690; aggregate amount beneficially owned 28,058,690 (100% of the class)
  Comment: 1
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 28,058,690; sole dispositive power 0; shared dispositive power 28,058,690; aggregate amount beneficially owned 28,058,690 (100% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 28,058,690; sole dispositive power 0; shared dispositive power 28,058,690; aggregate amount beneficially owned 28,058,690 (100% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 28,058,690; sole dispositive power 0; shared dispositive power 28,058,690; aggregate amount beneficially owned 28,058,690 (100% of the class)
  Comment: 1
- LICHTENSTEIN WARREN G (CIK 0001005784): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Steel Partners, Ltd. (CIK 0001504325): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: 1
- HOWARD JACK L (CIK 0001144269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Steel Connect, Inc.
Address of issuer's principal executive offices: 590 MADISON AVENUE, 32ND FLOOR, NEW YORK, New York (NY), 10022
Comment: The following constitutes Amendment No. 38 to the Schedule 13D initially filed by the undersigned with the Securities and Exchange Commission ("SEC") on October 14, 2011 (SEC Accession No. 0000921895-11-001960) ("Amendment No. 38"). This Amendment No. 38 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing: Item 2(a) is hereby amended and supplemented to incorporate the information set forth in Item 4 of this Amendment No. 38 by reference.
Residence or business address: Item 2(b) is hereby amended and supplemented to incorporate the information set forth in Item 4 of this Amendment No. 38 by reference.
Present principal occupation or employment: Item 2(c) is hereby amended and supplemented to incorporate the information set forth in Item 4 of this Amendment No. 38 by reference.
Criminal convictions in the last five years: Item 2(d) is hereby amended and supplemented to incorporate the information set forth in Item 4 of this Amendment No. 38 by reference.
Civil proceedings (securities laws) in the last five years: Item 2(e) is hereby amended and supplemented to incorporate the information set forth in Item 4 of this Amendment No. 38 by reference.
Citizenship: Item 2(f) is hereby amended and supplemented to incorporate the information set forth in Item 4 of this Amendment No. 38 by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented to incorporate the information set forth in Item 4 of this Amendment No. 38 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Merger

As previously disclosed, the Audit Committee of the Board of Directors of the Issuer approved the Short-Form Merger between the Issuer and an indirect, wholly-owned subsidiary of Steel Holdings, which at the Effective Time, together with its affiliates, owned greater than 90% of the outstanding Shares of the Issuer, on an as-converted basis, which approval was made in accordance with the terms of the Stockholders' Agreement.

On January 2, 2025, in compliance with Section 267 of the DGCL, Acquisition Co. merged with and into the Issuer, with the Issuer surviving the Short-Form Merger. As a result of the Short-Form Merger, the Issuer became an indirect wholly owned subsidiary of Steel Holdings.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (A) Shares owned by Acquisition Co., the Issuer or any of the Issuer's wholly owned subsidiaries (the "Excluded Shares") and (B) Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (the "Dissenting Shares")), was cancelled and automatically converted into the right to receive (i) cash consideration equal to $11.45 per Share (the "Per Share Cash Merger Consideration") and (ii) one Reith CVR per Share (together with the Per Share Cash Merger Consideration, the "Per Share Merger Consideration"). The funds required to pay the aggregate Per Share Cash Merger Consideration and related fees and expenses was approximately $31.2 million, which was funded from amounts available under Steel Holdings' Amended and Restated Credit Agreement, dated as of December 29, 2021, among SPH Group Holdings LLC, Steel Excel Inc. and IGo, Inc., as Borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the Borrowers' affiliates in their capacities as guarantors (the "Steel Holdings Credit Agreement").

In addition, as discussed below, prior to the Effective Time, all shares of Series C Preferred Stock and Series E Preferred Stock were converted into Shares and held by Acquisition Co. As of the Effective Time, the Excluded Shares were cancelled and extinguished without any conversion thereof or consideration paid therefor.

At the Effective Time, each share of restricted stock (each a "Restricted Share") issued by the Issuer pursuant to, or otherwise governed by, any Issuer equity plan, that was outstanding immediately prior to the Effective Time, became fully vested, subject to any applicable tax withholding on such acceleration, and, subject to the terms of the CVR Agreement, each holder of a Restricted Share received the Per Share Merger Consideration.

On January 2, 2025, Steel Holdings entered into the CVR Agreement with the Rights Agent pursuant to which, at the Effective Time, eligible holders of Shares received a Reith CVR.

Pursuant to the CVR Agreement, (i) the SP Investors will not receive any portion of the Reith Net Litigation Proceeds with respect to any Shares held by them as of May 1, 2023 or issuable upon conversion of the Convertible Instruments (as defined in the Stockholders' Agreement) and (ii) the current directors and officers of the Issuer, including Messrs. Lichtenstein and Howard, have agreed to waive any right to receive any portion of the Reith Net Litigation Proceeds with respect to any Shares they hold. Acquisition Co. was not entitled to receive any Reith CVRs in the Short-Form Merger. The SP Investors (other than Messrs. Lichtenstein and Howard) are entitled to receive their portion of the Reith Net Litigation Proceeds with respect to the 1,552,838 Shares acquired by them after May 1, 2023 (the "After-Acquired Shares"). As a result, the surviving corporation will retain any Reith Net Litigation Proceeds with respect to the After-Acquired Shares and the remaining Reith Net Litigation Proceeds received will be distributed to the holders of Reith CVRs in accordance with the terms of the CVR Agreement.

The Reith CVRs represent a contractual right only and are not transferable except in the limited circumstances specified in the CVR Agreement. The Reith CVRs are not evidenced by certificates or any other instruments and are not registered with the SEC. The Reith CVRs do not have any voting or dividend rights, and interest will not accrue on any amounts payable on the Reith CVRs to any holder. In addition, the Reith CVRs do not represent any equity or ownership interest in Steel Holdings, the Issuer or any of their affiliates. The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, which is referenced hereto as Exhibit 99.1.

In connection with the consummation of the Short-Form Merger (and not because of any disagreement with the Issuer), (i) each of the following directors of the Issuer resigned as a member of the board of directors of the Issuer as of the Effective Time: Warren G. Lichtenstein, Glen M. Kassan, Joseph Martin, Jeffrey J. Fenton, Jeffrey S. Wald and Renata Simril, and (ii) each of Ryan O'Herrin and Gary Tankard was appointed as a member of the board of directors of the Issuer as of the Effective Time. Neither Mr. O'Herrin nor Mr. Tankard have been appointed to a committee of the board of directors of the Issuer.

On January 2, 2025, the NASDAQ Stock Market filed a Form 25 and the Shares ceased to be quoted on NASDAQ on January 3, 2025 following the completion of the Short-Form Merger. The Issuer expects to file a Form 15 in order to delist and deregister all Shares.

Preferred Stock Conversions

On January 2, 2025, (i) Steel Excel converted its 112,043 shares of Series E Preferred Stock into 634,156 Shares, (ii) WebFinancial converted its 3,387,957 Shares of Series E Preferred Stock into 19,175,628 Shares, and (iii) WebFinancial converted its 35,000 Shares of Series C Preferred Stock into 1,913,265 Shares.

Common Stock Transactions

On January 2, 2025, WHX CS sold 636,447 Shares to Steel Excel in exchange for an aggregate of $7,287,318.15, or $11.45 per Share, after which WHX CS owned 0 Shares.

On January 2, 2025, WF Asset sold 1,311,700 Shares to Steel Excel in exchange for an aggregate of $15,018,965, or $11.45 per Share, after which WF Asset owned 0 Shares.

The funds used to acquire the foregoing Shares by Steel Excel were obtained from working capital of Steel Excel.

On January 2, 2025, Warren G. Lichtenstein (i) sold 182,526 Shares to Steel Excel in exchange for an aggregate of $2,089,922.70, or $11.45 per share, and (ii) received an aggregate of $111,901 in exchange for his 9,773 unvested Restricted Shares which were accelerated and acquired in the Short-Form Merger, after which Mr. Lichtenstein owned 0 Shares. The funds used to acquire the Shares from Mr. Lichtenstein were obtained from borrowings under the Steel Holdings Credit Agreement.

Pursuant to the Short-Form Merger, on January 2, 2025, (i) Jack Howard received $1,314,780.60 in exchange for his 114,828 Shares, or $11.45 per Share (including with respect to 9,773 unvested Restricted Shares which were accelerated and acquired in the Short-Form Merger), after which Mr. Howard owned 0 Shares and (ii) SPL received $73,600.60 in exchange for its 6,428 Shares, or $11.45 per Share, after which SPL owned 0 Shares.

Reorganization

On January 2, 2025, pursuant to an internal reorganization of the Reporting Persons, WebFinancial merged with and into Steel Excel, with Steel Excel surviving the merger (the "Reorganization").

After the foregoing Preferred Stock Conversions, Common Stock Transactions and the Reorganization, Steel Excel owned directly 25,406,560 Shares, which Steel Excel contributed to Acquisition Co. as a capital contribution immediately prior to the Effective Time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

At the Effective Time, Acquisition Co., a direct subsidiary of Steel Excel, owned directly all Shares, constituting 100% of the Shares outstanding. As such, Steel Excel may be deemed to beneficially own the Shares held by Acquisition Co. By virtue of their relationship with Steel Excel, Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares held by Acquisition Co.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to have shared power to vote and dispose of the Shares owned directly by Acquisition Co.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

Other than as described herein and elsewhere in this Amendment No. 38, the Reporting Persons have not effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:

At the Effective Time, as a result of the transactions described in Item 4, each of WebFinancial, HNH, WHX CS, WF Asset, SPL, Warren G. Lichtenstein and Jack L. Howard ceased to be beneficial owners of Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The information regarding the CVR Agreement defined and described in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - CVR Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Steel Connect, Inc. with the Securities and Exchange Commission on January 2, 2025).

99.2 - Amended and Restated Credit Agreement, dated as of December 29, 2021 among SPH Group Holdings LLC, Steel Excel Inc. and IGo, Inc., as Borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the Borrowers' affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to Steel Partners Holdings L.P.'s Current Report on Form 8-K, filed on December 29, 2021).

## Signatures
- HANDY & HARMAN LTD.: /s/ Maria Reda, Maria Reda, Secretary (01/06/2025)
- WHX CS LLC: /s/ Maria Reda, Maria Reda, Secretary (01/06/2025)
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (01/06/2025)
- WF Asset Corp.: /s/ Maria Reda, Maria Reda, Secretary (01/06/2025)
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary (01/06/2025)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary (01/06/2025)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (01/06/2025)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (01/06/2025)
- LICHTENSTEIN WARREN G: /s/ Maria Reda, Maria Reda, Attorney-In-Fact for Warren G. Lichtenstein (01/06/2025)
- Steel Partners, Ltd.: /s/ Jack L. Howard, Jack L. Howard, President (01/06/2025)
- HOWARD JACK L: /s/ Jack L. Howard, Jack L. Howard (01/06/2025)